The Real Brokerage Appoints Ravi Jani as Vice President, Investor
Relations and Financial Planning & Analysis

TORONTO & NEW YORK - September 20, 2023 -- The Real Brokerage Inc. (NASDAQ:

REAX), the fastest-growing publicly traded real estate brokerage, announced today that Ravi Jani has joined the company as Vice President, Investor Relations and Financial Planning & Analysis, effective immediately. Jani reports to Michelle Ressler, the company's Chief Financial Officer.

"We are excited to welcome Ravi to Real. His deep understanding of capital markets and unique buy-side perspective make him an invaluable asset to our company as we continue to drive profitable growth and create long-term value for our shareholders by pairing best-in-class technology with the trusted guidance of the agent-led experience," Ressler said.

Jani brings nearly 15 years experience in corporate finance, investor relations and capital markets, including over a decade as a fundamental equity investor and research analyst. Most recently, he served as Vice President, Strategy and Investor Relations at Blade Air Mobility, Inc.

Previously, Jani was an equity analyst at Citadel LLC and Anchor Bolt Capital LP. He began his career in investment banking at Bank of America and Moelis & Company.

"I've been deeply impressed by Real's unique position in the real estate ecosystem and its significant revenue and earnings growth trajectory," Jani said. "I am excited to be joining such a dynamic team and for the opportunity to share our unique value creation story with the investment community."

Jani holds a bachelor's degree from NYU Stern School of Business.

About Real

The Real Brokerage Inc. (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 48 states, D.C., and four Canadian provinces with more than 12,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to drive profitable growth.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221